June 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549
Attention: Li Xiao

Daniel Gordon

Re:	Brainsway Ltd. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 19, 2021 File No. 001-35165

Ladies and Gentlemen:

We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 7, 2021 (the “Comment Letter”), relating to the Form 20-F of Brainsway Ltd. (the “Company”) for the fiscal year ended December 31, 2020 (File No. 001-35165), filed with the Commission on April 19, 2021 (the “Annual Report”). In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Annual Report (“Amendment No. 1”).

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 15. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 128

1.	Here you state that this annual report does not include a report of management’s assessment regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. However, we note that you have been required to file and have filed an annual report on Form 20-F for the year ended December 31, 2019 pursuant to section 13(a) or 15(d) of the Exchange Act. Please tell us how you have considered Instruction 1 to Item 15 on Form 20-F or Instruction 1 to Item 308 of Regulation S-K in determining that you were not required to provide management’s report on internal control over financial reporting in your Form 20-F for the year ended December 31, 2020.

U.S. Securities and Exchange Commission
June 17, 2021

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that (i) management’s assessment on internal control over financial reporting for the fiscal year ended December 31, 2020, was concluded as of the date of the Annual Report, and (ii) the Company unintentionally omitted the disclosure under Item 15. The Company has updated the disclosure under Item 15 on page 5 in Amendment No. 1 to reflect management’s report on internal control over financial reporting.

Consolidated Financial Statements

Note 15. Taxes on Income, page F-35

2.	You state here that you reported a current tax expense in respect of income of Brainsway USA Inc. Considering your expected future revenues and income in the U.S., please consider providing additional disclosures in future filings, for example, major components of tax expenses (income), rate reconciliations, and components of your deferred tax assets and liabilities, in accordance with the IAS 12.

Response:

In the Company's 20-F, filed April 19, 2021, the Company disclosed the following qualitative attributes:

o	The Company disclosed the main difference between statutory corporate tax to effective tax rate in Note 15a2 (last paragraph).
o	The Company disclosed in Note 15(e) that it was not probable that taxable income will be derived in the next years, hence, no deferred tax assets were recorded (and deferred tax income) with respect to its carryforward losses.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will consider also providing the quantitative disclosures in future filings with the Commission in accordance with IAS 12 and IFRIC 23.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at 617-771-2287.

Very truly yours,

Scott Areglado

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP